April 10, 2017

Dear PPL Corporation Shareowner:

Support Shareowner Proposal #6 on Climate Change Reporting

CalPERS is the largest state public pension fund in the United States with $311 billion1 in total assets under management and long-term owner of approximately 2,777,000 shares in PPL Corporation CalPERS will be voting FOR shareowner proposal #6 at the company’s May 17, 2017 annual meeting of shareowners.

Systemically Important Carbon Emitters (SICEs)

After completing a review of the CalPERS global equity portfolio, we identified 100 companies as significant carbon emitters responsible for over 50% of the portfolio’s total carbon emissions2. CalPERS defines these companies as systemically important carbon emitters (SICEs) – with PPL Corporation being one of them. Further, we believe proposal #6 is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs, we believe effective management of environmental factors, including those related to climate change risk increase the likelihood that companies will perform well over the long-term. We support the request of proposal #6 that PPL, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company’s portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels. This report could include:

[1]	CalPERS total assets under management at fiscal year ending February 28, 2017.
[2]	Based upon CalPERS ownership portion of total scope 1 + scope 2 emissions.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.

•	How PPL could adjust its capital expenditure plans to align with a two degree scenario; and
•
Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

Vote FOR Shareowner Proposal #6 Requesting a Climate Change Policy and Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change. As a significant PPL Corporation investor we encourage shareowners to support proposal #6.

For questions about the CalPERS vote please contact Todd Mattley, CalPERS Investment Officer at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Simiso Nzima
Investment Manager, CalPERS

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.